SD
3-16-04

UP 3-4-04

[redacted]

04001726 TATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44243

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **02/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Waterstone Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

500 Park Boulevard, Suite 800
(No. and street)

Itasca	**Illinois**	**60143-2645**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Hopkins **630-250-7000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SEC MAIL RECEIVED PROCESSING
FEB 27 2004
WASH, D.C. 188 SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

180 North Stetson Avenue	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas A. Hopkins, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Waterstone Financial Group, Inc. (the "Company") for the period ended December 31, 2003 are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas A. Hopkins
Signature

2/20/04
Date

Chairman
Title

Subscribed and sworn to before me this 20th day of Feb, 2004.

Barbara A Cummings
Notary Public

OFFICIAL SEAL
BARBARA A CUMMINGS
Notary Public - State of Illinois
My Commission Expires Jul 18, 2006

Deloitte.

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH, D.C. 188 SECTION

Waterstone Financial Group, Inc.

(SEC I.D. No. 8-44243)

Financial Statements as of and for the Period February 1, 2003 to December 31, 2003, Supplemental Schedule as of December 31, 2003, Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e) (3).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

SEC MAIL PROCESSING SECTION FEB 27 2004 D.C. 188

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] 16 — 2) Rule 17a-5(b) [ ] 17 — 3) Rule 17a-11 [ ] 18
4) Special request by designated examining authority [ ] 19 — 5) Other [ ] 26

NAME OF BROKER-DEALER: WATERSTONE FINANCIAL GROUP, INC.	13	SEC FILE NO. 8-44243	14
		FIRM I.D. NO. 010078	15
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.): 500 PARK BOULEVARD, SUITE 800 (No. and Street)	20	FOR PERIOD BEGINNING (MM/DD/YY) 02/01/03	24
ITASCA [21] (City) — ILLINOIS [22] (State) — 60143 (Zip Code)	23	AND ENDING (MM/DD/YY) 12/31/03	25

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT		(Area Code) — Telephone No.	
THOMAS A. HOPKINS	30	630-250-7000	31
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:		OFFICIAL USE	
N/A	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26th day of February 20 04
Manual signatures of:

1) ____________________
Principal Executive Officer or Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Deloitte & Touche LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name) [70]

ADDRESS

180 N. Stetson Ave. [71]	Chicago [72]	IL [73]	60601 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: WATERSTONE FINANCIAL GROUP, IN [0013]

SEC File Number: 8- 44243 [0014]

Address of Principal Place of Business: 500 PARK BLVD [0020]

ITASCA [0021] IL [0022] 60143-2645 [0023]

Firm ID: 10078 [0015]

For Period Beginning 10/01/2003 [0024] And Ending 12/31/2003 [0025]

Name and telephone number of person to contact in regard to this report:

Name: THOMAS A. HOPKINS, CEO [0030] Phone: 630-250-7000 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☑ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	1,652,307 [0200]		1,652,307 [0750]
2. Receivables from brokers or dealers:			
A. **Clearance account**	18,454 [0295]		
B. **Other**	1,846,504 [0300]	128,896 [0550]	1,993,854 [0810]
3. Receivables from non-customers	[0355]	[0600]	0 [0830]
4. Securities and spot commodities owned, at market value:			
A. **Exempted securities**	[0418]		
B. **Debt securities**	[0419]		
C. **Options**	[0420]		
D. **Other securities**	[0424]		
E. **Spot commodities**	[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:			
A. **At cost** [0130]			
B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
A. **Exempted securities** [0150]			
B. **Other securities** [0160]			
7. Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]

	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	391,493 [0680]	391,493 [0920]
11.	Other assets	[0535]	3,446,938 [0735]	3,446,938 [0930]
12.	**TOTAL ASSETS**	3,517,265 [0540]	3,967,327 [0740]	7,484,592 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	1,687,138 [1114]	[1315]	1,687,138 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	392,507 [1205]	[1385]	392,507 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		500,000 [1400]	500,000 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

	[1000]			
2. Includes equity subordination (15c3-1(d)) of	[1010]			
D. Exchange memberships contributed for use of company, at market value			[1430]	0 [1740]
E. Accounts and other borrowings not qualified for net capital purposes		[1220]	[1440]	0 [1750]
20. TOTAL LIABLITIES		2,079,645 [1230]	500,000 [1450]	2,579,645 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	3,217 [1792]
C. Additional paid-in capital	4,398,862 [1793]
D. Retained earnings	502,868 [1794]
E. Total	4,904,947 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	4,904,947 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	7,484,592 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 02/01/2003 [3932] Period Ending 12/31/2003 [3933] Number of months 11 [3931]

REVENUE

1.	Commissions:	
a.	**Commissions on transactions in exchange listed equity securities executed on an exchange**	1,486,523 [3935]
b.	**Commissions on listed option transactions**	[3938]
c.	**All other securities commissions**	23,668,644 [3939]
d.	**Total securities commissions**	25,155,167 [3940]
2.	Gains or losses on firm securities trading accounts	
a.	**From market making in options on a national securities exchange**	[3945]
b.	**From all other trading**	[3949]
c.	**Total gain (loss)**	0 [3950]
3.	Gains or losses on firm securities investment accounts	[3952]
4.	Profit (loss) from underwriting and selling groups	[3955]
5.	Revenue from sale of investment company shares	[3970]
6.	Commodities revenue	[3990]
7.	Fees for account supervision, investment advisory and administrative services	1,654,389 [3975]
8.	Other revenue	750,011 [3995]
9.	Total revenue	27,559,567 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		582,500 [4120]
11.	Other employee compensation and benefits		1,483,411 [4115]
12.	Commissions paid to other broker-dealers		22,754,379 [4140]
13.	Interest expense		40,570 [4075]
a.	**Includes interest on accounts subject to subordination agreements**	40,570 [4070]	
14.	Regulatory fees and expenses		98,261 [4195]
15.	Other expenses		1,846,803 [4100]
16.	Total expenses		26,805,924

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		753,643 [4210]
18.	Provision for Federal Income taxes (for parent only)		269,791 [4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		483,852 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-72,446 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) ☐ [4550]
(1)--Limited business (mutual funds and/or variable annuities only)

B. (k) ☐ [4560]
(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained

C. (k) ☑ [4570]
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- 28816 [4335C]	MESIROW FINANCIAL, INC. [4335C2]	All [4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) ☐ [4580]
(3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		4,904,947 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		4,904,947 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		500,000 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		5,404,947 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	3,967,327 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-3,967,327 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		1,437,620 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		
	1. **Exempted securities**	[3735]	
	2. **Debt securities**		

		[3733]	
3. **Options**		[3730]	
4. **Other securities**		[3734]	
D. **Undue Concentration**		[3650]	
E. **Other (List)**			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			1,437,620 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	138,643 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	50,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	138,643 [3760]
14. Excess net capital (line 10 less 13)	1,298,977 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	1,229,655 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			2,079,645 [3790]
17. Add:			
A. **Drafts for immediate credit**		[3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		[3810]	
C. **Other unrecorded amounts(List)**			
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	

		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		2,079,645 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 145 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 9 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	___ [4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	___ [4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	___ [4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	___ [4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	___ [4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	___ [4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	___ [4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	___ [4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	___ [4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	___ [4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			3,671,095 [4240]
	A.	**Net income (loss)**		483,852 [4250]
	B.	**Additions (includes non-conforming capital of**	[4262])	750,000 [4260]
	C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)			4,904,947 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		500,000 [4300]
	A.	**Increases**	[4310]
	B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)		500,000 [4330]

WATERSTONE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Changes in Stockholder's Equity
(x)	(e)	Statement of Cash Flows
(x)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable)
(x)	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (included in (g))
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (Not Applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	Copy of the SIPC Supplemental Report (Not Required)
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Waterstone Financial Group, Inc.:

We have audited the following financial statements of Waterstone Financial Group, Inc. (the "Company") as of December 31, 2003 and for the period February 1, 2003 to December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the period February 1, 2003 to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Waterstone Financial Group, Inc. as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 20, 2004

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,442,307
CERTIFICATES OF DEPOSIT	210,000
ACCOUNTS RECEIVABLE—net	1,993,854
PROPERTY—net	249,832
GOODWILL	3,446,938
OTHER ASSETS	141,661
TOTAL	$ 7,484,592

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 1,687,138
Accounts payable	7,973
Accrued liabilities	58,972
Income taxes payable	87,673
Deferred tax liability	111,498
Other liabilities	126,391
Total liabilities	2,079,645
COMMITMENTS AND CONTINGENCIES (Note 12):	
Subordinated borrowings	500,000
STOCKHOLDER'S EQUITY:	
Common stock—no par value; 100,000 shares authorized; 3,217 issued and outstanding	3,217
Additional paid-in capital	4,398,862
Retained earnings	502,868
Total stockholder's equity	4,904,947
TOTAL	$ 7,484,592

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF INCOME
PERIOD FROM FEBRUARY 1, 2003 TO DECEMBER 31, 2003

REVENUE:	
Commissions and fees:	
Variable products	$ 12,013,861
Mutual funds	10,179,052
Advisory fees	1,654,389
Introducing broker	1,486,523
Direct participation	800,005
Other commissions	675,726
Total commissions and fees	26,809,556
Interest and dividends	19,199
Other revenue	730,812
Total revenue	27,559,567
OPERATING EXPENSES:	
Commissions	22,754,379
Employee compensation and benefits	2,065,911
General and administrative	1,017,107
Professional services	277,740
Marketing expenses	265,728
Rent and other facility expenses	251,758
Registration fees	98,261
Depreciation	47,540
Amortization	27,500
Total operating expenses	26,805,924
INCOME BEFORE PROVISION FOR INCOME TAXES	753,643
PROVISION FOR INCOME TAXES	269,791
NET INCOME	$ 483,852

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
PERIOD FROM FEBRUARY 1, 2003 TO DECEMBER 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
BALANCES—February 1, 2003	2,217	$ 2,217	$ 3,649,862	$ 19,016	$ 3,671,095
Net income				483,852	483,852
Issuance of common shares	1,000	1,000	749,000		750,000
BALANCES—December 31, 2003	3,217	$ 3,217	$ 4,398,862	$ 502,868	$ 4,904,947

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS PERIOD FROM FEBRUARY 1, 2003 TO DECEMBER 31, 2003

SUBORDINATED BORROWINGS—February 1, 2003	$ 500,000
INCREASES:	
Issuance of subordinated borrowings	-
DECREASES:	
Payment of subordinated borrowings	-
SUBORDINATED BORROWINGS—December 31, 2003	$ 500,000

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
PERIOD FROM FEBRUARY 1, 2003 TO DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 483,852
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation and amortization	75,040
Deferred income taxes	182,118
Changes in assets and liabilities:	
Accounts receivable - net	(1,471,313)
Other assets	140,653
Commissions payable	935,184
Accounts payable	7,973
Accrued liabilities	7,277
Income taxes payable	87,673
Other liabilities	7,378
Net cash flows provided by operating activities	455,835
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property	(128,866)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Issuance of common stock to parent	750,000
Principal payments under capital lease obligation	(85,069)
Net cash flows provided by financing activities	664,931
NET INCREASE IN CASH AND CASH EQUIVALENTS	991,900
CASH AND CASH EQUIVALENTS—Beginning of period	450,407
CASH AND CASH EQUIVALENTS—End of period	$ 1,442,307
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
CASH PAID FOR INTEREST	$ 40,570

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Waterstone Financial Group, Inc. (the "Company"), an Illinois corporation, was incorporated on January 24, 1979. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company is licensed to do business in most states in the United States of America. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks and bonds. On December 31, 2003, the assets and liabilities of Sterling Portfolio Allocation Services, Inc. ("SPAS"), a wholly owned subsidiary, were transferred to the Company at book value. Concurrent with the transfer, SPAS was dissolved. The impact of the SPAS transfer was not material. The operations of SPAS for the period February 1, 2003 to December 31, 2003 have been included in the accompanying financial statements.

In March 2003, Pacific Select Distributors, Inc. ("PSD") became the majority owner of the Company (Note 3). PSD is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). Subsequent to the acquisition, the Company changed its fiscal year-end to December 31.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Accounts Receivable and Commissions Payable—Accounts receivable primarily represents commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of accounts receivable, commissions payable, accounts payable, accrued liabilities, and income taxes approximates fair value due to the short maturity of those instruments.

Property—Property consists of furniture and equipment, computer equipment, leasehold improvements and an automobile. Property is carried at cost and depreciated using accelerated methods and Internal Revenue Code lives that are not materially different from their useful lives. In the event that facts and circumstances indicate that property may be impaired, an evaluation of recoverability would be performed. Gains and losses from sale of property and equipment are included in revenue. Maintenance and repairs are charged to operations.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in commissions and fees revenues and commissions expenses in the financial statements.

Income Taxes—Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal element of deferred income taxes relates to differing accounting and tax treatment for amortization of goodwill.

Goodwill—Goodwill relates to the excess of cost over the fair market value of assets purchased by the Company from Dreher & Associates, Inc., Dreher Insurance Services, Inc. and Integrated Financial Services, Inc. on October 17, 2002. Goodwill is tested for impairment annually. The goodwill asset as of December 31, 2003 was not considered impaired.

Other Assets—Included in other assets are intangible assets which include general agency sales agreements with various major insurance companies acquired from SPAS on February 1, 2001. Intangible assets are being amortized over 5 years.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements—In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others*, an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FASB Interpretation No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Adoption of FIN No. 45 did not have a material impact on the Company's financial statements.

Effective January 1, 2003, the Company adopted SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized at fair value when actually incurred. Adoption of SFAS No. 146 did not have an impact on the Company's financial statements.

Effective February 1, 2003, the Company adopted FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51*. FIN 46 requires that Variable Interest Entities (VIE), be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities, or is entitled to receive a majority of the entity's residual returns or both.

FIN 46 also requires disclosures about VIEs that companies are not required to consolidate but in which a company has a significant variable interest. Since the Company did not have any VIEs as of February 1, 2003, adoption of FIN 46 had no impact on the Company's financial statements.

Effective December 31, 2003, the Company adopted FIN 46 (revised December 2003), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN 46R). FIN 46R replaced FIN 46 and clarified the application of ARB No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company did not have any VIEs as of December 31, 2003 and the consolidation requirement of FIN 46R will apply immediately to all VIEs created after December 31, 2003. Adoption of FIN 46R had no impact on the Company's financial statements.

Effective June 1, 2003, the Company adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. Adoption of SFAS No. 150 did not have a material impact on the Company's financial statements.

Effective July 1, 2003, the Company adopted SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the Company's financial statements.

3. EQUITY INVESTMENT

On October 17, 2002, PSD received 1,000 shares of the Company stock in exchange for its investment of $3,500,000. On March 7, 2003, PSD purchased an additional 1,000 shares common stock of the Company for $750,000. After this purchase, PSD owns approximately 62% of the total outstanding shares. Provisions of PSD's stock purchase agreement provide PSD with the ability to acquire all outstanding shares at various future dates and at various prices based on the Company's performance.

4. PROPERTY

Property is comprised of the following as of December 31, 2003:

Furniture and equipment	$ 419,573
Computer equipment	171,823
Leasehold improvements	15,431
Automobile	32,842
Total	639,669
Less accumulated depreciation	(389,837)
Property—net	$ 249,832

A capital lease obligation of $92,803 was incurred when the Company entered into a lease for new furniture and equipment. $11,090 remains to be paid under the lease obligation. Amortization of assets under capital lease is included with depreciation expense.

5. PROFIT SHARING PLAN

The Company sponsors a profit sharing plan covering substantially all employees. Contributions are determined annually at the discretion of management. There was no contribution for the period February 1, 2003 to December 31, 2003.

6. INVESTMENTS IN CERTIFICATES OF DEPOSIT

The Company has invested in short-term certificates of deposit totaling $210,000 as of December 31, 2003. The certificates of deposit are carried at cost, which approximates fair value. The certificates of deposit bear interest at market rates.

7. CONSULTING AGREEMENT

The Company has entered into a consulting agreement with James A. Dreher for a two-year period commencing October 17, 2002. Under terms of the agreement, the Company is obligated to make monthly payments of $2,000 to Mr. Dreher. The Company recorded an expense of $24,000 from the period February 1, 2003 to December 31, 2003 related to this agreement.

8. IRREVOCABLE STANDBY LETTER OF CREDIT

The Company has a $25,000 irrevocable standby letter of credit with US Bank for the benefit of its landlord which is being held as a rent security deposit. As of December 31, 2003, the Company's landlord had not drawn funds against this letter of credit.

9. INCOME TAXES

Included in other liabilities in the accompanying statement of financial condition as of December 31, 2003 is a deferred tax liability for $111,498. The deferred tax liability relates to goodwill which is amortized for tax, but not for financial statement purposes.

The components of the provision for income taxes for the period February 1, 2003 to December 31, 2003 are as follows:

Current:	
Federal	$ 72,293
State	15,380
Total current	87,673
Deferred:	
Federal	134,705
State	47,413
Total deferred	182,118
Total provision for income taxes	$ 269,791

A reconciliation of income taxes at the federal statutory rate to the provision for income taxes for the period February 1, 2003 to December 31, 2003 is as follows:

Federal statutory rate	$ 256,239	34.00 %
State income taxes—net of federal income tax benefit	41,444	5.50
Change in tax rate	(52,190)	(6.92)
Other	24,298	3.23
Total provision for income taxes and effective tax rate	$ 269,791	35.81 %

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net regulatory capital of $1,437,620, which was $1,298,970 in excess of its required net capital of $138,650. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 1.45 to 1. On March 7, 2003, management disclosed a net capital violation to the SEC, NASD and all 50 states. The violation was immediately cured through the issuance of common stock to PSD for $750,000 in cash. No subsequent action was taken by any regulatory authority.

11. RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with Pacific Life. The more significant transactions are related to commission income from Pacific Life of $1,799,464 for the period February 1, 2003 to December 31, 2003. Included in accounts payable is $8,312 due to Pacific Life for internal audit services.

Heritage Capital Management, a related party due to common management, performs advisory services for customers of the Company. Heritage Capital Management remits to the Company its share of revenues, less expenses, for these services performed per an agreement between the parties. Current year's income from Heritage Capital Management totaled $12,266.

12. COMMITMENTS AND CONTINGENCIES

Subordinated Borrowings—Contemporaneously with the purchase of 1,000 shares of the Company on October 17, 2002 by PSD (Note 3), the Company received a subordinated loan from PSD in the amount of $500,000. The loan bears interest at LIBOR plus 6% per annum and is due on October 31, 2005.

The subordinated loan agreement is in the form prescribed by the *NASD—Subordinated Loan Agreement for Equity Capital*, form SL-5. Under this agreement, the loan is subordinated to all claims of other present or future creditors of the Company arising out of any matter occurring prior to the date the obligation matures, except for claims which are subject of subordination agreements which rank it on the same priority or are junior to the claim of the Lender under such subordination agreement. The agreement also contains restrictions on payments and repayments of amounts due under the obligation, as well as restrictions on the withdrawal of equity capital. As of December 31, 2003, the outstanding balance was $500,000.

Financial Instruments with Off-Balance Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

In March 2003, after examinations of a number of broker-dealers, the SEC, NASD and the New York Stock Exchange ("NYSE") issued a joint report indicating that many securities firms failed in certain instances to provide breakpoint discounts in connection with eligible mutual fund sales. Following that report, the NASD required certain member firms, including the Company, to conduct self-assessments of whether the firms had provided appropriate breakpoint discounts to customers and report the results to the NASD. The NASD subsequently ordered 450 firms, including the Company, to send a letter to clients that purchased front-end sales load mutual funds between January 1, 1999 and November 3, 2003, notifying them that they may be entitled to a refund. These letters were mailed in January 2004. The Company has established a reserve for estimated claims of $16,972 for customers who purchased mutual funds during the notice period.

Legal matters—In the normal course of operations, various legal actions are brought and are pending against the Company. In the opinion of the Company's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Company's financial condition or results of operations.

Operating Leases—In November 2002, the Company entered into a lease agreement for office space in Itasca, Illinois effective December 1, 2002 to October 31, 2012. The following are future minimum lease obligations on the Company's office leases:

Year ending December 31	
2004	$ 248,016
2005	248,016
2006	252,292
2007	274,622
2008	280,322
Thereafter	1,127,000
Total	$2,430,268

Rent expense was $332,047 for the period February 1, 2003 to December 31, 2003. In addition, the Company received $80,289 in sublease rent income from various tenants, most of which were on month-to-month lease agreements.

The Company provides routine indemnifications relating to lease agreements. The estimated maximum potential amount of future payments under these obligations is not determinable due to lack of a stated maximum liability for certain matters and therefore no related liability has been recorded. Management believes that judgments, if any, against the Company related to such matters would not have a material impact on the Company's financial statements.

* * * * * *

WATERSTONE FINANCIAL GROUP, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2003

STOCKHOLDER'S EQUITY	$ 4,904,947
ADD:	
Subordinated borrowings allowable in computation of net capital	500,000
Total capital and allowable subordinated borrowings	5,404,947
DEDUCT NONALLOWABLE ASSETS:	
Accounts receivable—net	18,454
Property—net	249,832
Goodwill	3,446,938
Other assets	252,103
Total nonallowable assets	3,967,327
NET CAPITAL	$ 1,437,620
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 1,687,138
Accounts payable, accrued liabilities, and other liabilities	392,507
Total aggregate indebtedness	2,079,645
CAPITAL REQUIREMENT:	
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)	138,650
Net capital in excess of requirement	1,298,970
NET CAPITAL	$ 1,437,620
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.45 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA, FORM X-17A-5 AS OF DECEMBER 31, 2003):	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 1,278,962
Increase in income tax provision as part of closing process	(38,818)
Increase in commissions — net as part of closing process	197,476
NET CAPITAL PER ABOVE	$ 1,437,620
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5, PART IIA	$ 800,347
Increase in liabilities as part of closing process	1,279,298
AGGREGATE INDEBTEDNESS PER ABOVE	$ 2,079,645

WATERSTONE FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 PERIOD ENDED DECEMBER 31, 2003

The Company claims exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6710
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 20, 2004

Waterstone Financial Group, Inc.
500 Park Boulevard, Suite 800
Itasca, Illinois 60143

In planning and performing our audit of the financial statements of Waterstone Financial Group, Inc. (the "Company") for the period ended December 31, 2003, on which we issued our report dated February 20, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we noted the following matters at December 31, 2003, which we believe represent material inadequacies as defined above:

On March 7, 2003 management disclosed a net capital violation to the Commission and the National Association of Securities Dealers and all 50 states. The violation was cured with an infusion of $750,000 from Pacific Select Distributors, Inc. No subsequent action was taken by any regulatory authority.

At the date of this report, the Company has cured its inadequacies relating to net capital violations. Our consideration of the Company's internal control and study of its practices and procedures did not extend beyond December 31, 2003; management has represented to us that, as of the date of this report, it is not aware of any continuing material inadequacies, as defined, and, accordingly, it believes that its practices and procedures currently accomplish the objectives referred to in the third paragraph of this report, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP